Exhibit 99.1
Shanda Games Reports Second Quarter 2011 Unaudited Results
-Net Revenues Increased 5.4% QoQ to US$204.0 Million
-GAAP Diluted Earnings per ADS US$0.17
-Non-GAAP Diluted Earnings per ADS US$0.20
Shanghai, China—August 23, 2011—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2011.
Non-GAAP Financial Highlights
•	Net revenues were RMB1,320.5 million (US$204.0 million), up 18.7% YoY and 5.4% QoQ.

•	Operating income was RMB437.2 million (US$67.6 million), up 12.0% YoY and 5.2% QoQ.

•	Net income was RMB370.3 million (US$57.3 million), up 1.4% YoY and 0.5% QoQ.
•	Earnings per diluted ADS were RMB1.30 (US$0.20), compared with RMB1.28 in Q2 2010 and RMB1.30 in Q1 2011.
GAAP Financial Highlights
•	Net revenues were RMB1,320.5 million (US$204.0 million), up 18.7% YoY and 5.4% QoQ.
•	Massively multi-player online role-playing games (MMORPGs) revenues were RMB1,165.8 million (US$180.1 million), up 16.5% YoY and 6.7% QoQ.

•	Advanced casual games revenues were RMB81.6 million (US$12.6 million), up 16.4% YoY and down 11.8% QoQ due to seasonality.

•	Other revenues were RMB73.1 million (US$11.3 million), up 75.7% YoY and 8.6% QoQ.
•	Operating income was RMB361.5 million (US$55.9 million), up 11.7% YoY and 3.3% QoQ.

•
Net income was RMB305.2 million (US$47.2 million), up 0.3% YoY and down 2.5% QoQ. The QoQ decrease was primarily due to a decline in government financial incentives, which totaled RMB10.4 million (US$1.6 million) in Q2 2011, compared with RMB33.2 million in Q1 2011.

•	Earnings per diluted ADS were RMB1.08 (US$0.17), compared with RMB1.06 in Q2 2010 and RMB1.10 in Q1 2011.
Operating Highlights
•	Average Monthly Active Users (average MAUs) for all games operated in China were 24.0 million in Q2 2011, compared with 20.3 million in Q1 2011.

•	Average Monthly Paying Users (average MPUs) for all games operated in China were 4.4 million in Q2 2011, compared with 4.6 million in Q1 2011.

•	Monthly Average Revenue per Paying User (ARPU) for all games operated in China was RMB94.6 in Q2 2011, compared with RMB85.2 in Q1 2011.

•	For MMORPGs, quarterly Active Paying Accounts (APA) decreased 4.0% QoQ to 9.46 million and, for advanced casual games, quarterly APA decreased 29.6% QoQ to 0.64 million.

Notes:
1.
Starting from the second quarter of 2011, the Company will begin providing investors with average Monthly Active Users (average MAUs), average Monthly Paying Users (average MPUs), and Monthly Average Revenue per Paying User (monthly ARPU) as it believes that these operating metrics provide a more meaningful understanding of the underlying performance and the quarter-to-quarter trends of its business. The Company will stop providing quarterly APA and ARPU figures starting from the third quarter of 2011.

2.	MAUs refers to the number of users who play our online games during a calendar month. Average MAUs is the average of the MAUs for each calendar month during a given period.

3.	MPUs refers to the number of paying users for our online games during a calendar month. Average MPUs is the average of the MPUs for each calendar month during a given period.

4.	Quarterly APA refers to the number of paying users for our online games during a calendar quarter.
“We are pleased to report solid results for the second quarter of 2011,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “Our growth was fueled by the steady performance from our legacy games Mir II and Woool which continue to attract users with the recent launches of new expansion packs and by the newly released Legend of Immortals, which has gained significant traction. Our revenues look to be increasingly driven by our diverse portfolio of marquee games as we further enhance in-game content, launch new pipeline games and facilitate better social interaction.”
“We continue to execute our strategy of fundamentally expanding the focus of our business to include the introduction of social and mobile games through a broad range of mobile devices and social networking sites. Additionally, we are seeing accelerated growth in our international business as Dragon Nest, Luvinia Online and Hades Realm II continue to receive positive responses from overseas gamers. We expect to further expand our business geographically to take full advantage of our high-quality titles and operational expertise.”
“Looking forward, as we continue our ‘All-Star,’ ‘All-Platform’ and ‘All-Region,’ or ‘Triple-A strategy,’ we remain committed to providing gamers with an engaging and interactive experience that is accessible to all. We have always had the flexibility to adapt to the current environment while simultaneously leading the way in innovation. This has been accomplished by leveraging our unique operational experience, innovative technology, strong pipeline, and determination to expand abroad to drive our success and long term growth in the ever evolving online game industry.”

Non-GAAP Quarterly Results
(in millions, except for per share data)

	Q2 2010	Q1 2011	Q2 2011
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,112.7	1,252.6	1,320.5	204.0	5.4%
Gross Profit	662.8	790.6	830.2	128.3	5.0%
Operating Income	390.3	415.5	437.2	67.6	5.2%
Government Financial Incentives	—	33.2	10.4	1.6	-68.7%
Net Income	365.3	368.5	370.3	57.3	0.5%
Earnings Per Diluted ADS	1.28	1.30	1.30	0.20
Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.
GAAP Quarterly Results
(in millions, except for per share data)

	Q2 2010	Q1 2011	Q2 2011
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,112.7	1,252.6	1,320.5	204.0	5.4%
Gross Profit	645.6	761.2	800.7	123.7	5.2%
Operating Income	323.6	350.1	361.5	55.9	3.3%
Government Financial Incentives	—	33.2	10.4	1.6	-68.7%
Net Income	304.3	312.9	305.2	47.2	-2.5%
Earnings Per Diluted ADS	1.06	1.10	1.08	0.17
Second Quarter 2011 Unaudited Financial Results (GAAP)
Net Revenues. In the second quarter of 2011, Shanda Games reported net revenues of RMB1,320.5 million (US$204.0 million), representing an increase of 18.7% from RMB1,112.7 million in the second quarter of 2010 and an increase of 5.4% from RMB1,252.6 million in the first quarter of 2011. Revenues from MMORPGs and advanced casual games accounted for 88.3% and 6.2% of total net revenues, respectively. Other revenues accounted for 5.5% of total net revenues, up from 3.7% in the second quarter of 2010 and 5.4% in the first quarter of 2011.
Net revenues from MMORPGs, which represents net MMORPG revenues generated in China, were RMB1,165.8 million (US$180.1 million), representing an increase of 16.5% from RMB1,001.0 million in the second quarter of 2010 and 6.7% from RMB1,092.8 million in the first quarter of 2011. The quarter-over quarter-increase was primarily due to the successful launch of Legend of Immortals in mid-May and the strong performance of expansion packs released for Mir II and Woool.

Net revenues from advanced casual games, which represents net advanced casual game revenues generated in China, were RMB81.6 million (US$12.6 million), representing an increase of 16.4% from RMB70.1 million in the second quarter of 2010 and a decrease of 11.8% from RMB92.5 million in the first quarter of 2011. The quarter-over-quarter decrease was mainly due to typical seasonal weakness for advanced casual games given that the first quarter of each year includes the winter holidays and Chinese New Year’s.
Average MAUs for all the games operated in China were 24.0 million in Q2 2011, compared with 20.3 million in Q1 2011. The sequential increase in average MAUs in the second quarter was mainly attributed to the launch of Legend of Immortals in mid-May.
Average MPUs for all the games operated in China were 4.4 million in Q2 2011, compared with 4.6 million in Q1 2011. The sequential decrease was mainly due to seasonality for advanced casual games in the second quarter, since more gamers tend to be active during the winter holidays and Chinese New Year’s which fall on the first quarter. In addition, the Company launched major expansion packs for Maple Story and Fengyun Online during the first quarter of 2011 but did not launch expansion packs with the similar scale during the second quarter of 2011.
Monthly ARPU for all the games operated in China was RMB94.6 in Q2 2011, compared with RMB85.2 in Q1 2011.
Other revenues, which primarily represents net overseas revenues generated from game licensing, game operations, and advertising, were RMB73.1 million (US$11.3 million) in the second quarter of 2011, representing increases of 75.7% from RMB41.6 million in the second quarter of 2010 and 8.6% from RMB67.3 million in the first quarter of 2011. The quarter-over-quarter growth was primarily due to increased overseas licensing revenues in the second quarter of 2011.
Cost of Revenues. Cost of revenues for the second quarter of 2011 was RMB519.8 million (US$80.3 million), an increase of 11.3% from RMB467.1 million in the second quarter of 2010 and 5.8% from RMB491.4 million in the first quarter of 2011. The quarter-over-quarter increase in the cost of revenues was mainly attributable to an increase in royalty fees paid to third parties as a result of higher revenues from licensed games, and an increase in platform fees paid to Shanda Online which are calculated based upon the Company’s revenues.
Gross Profit. Gross profit for the second quarter of 2011 was RMB800.7 million (US$123.7 million), representing an increase of 24.0% from RMB645.6 million in the second quarter of 2010 and 5.2% from RMB761.2 million in the first quarter of 2011. Gross margin was 60.6% in the second quarter of 2011, compared with 58.0% in the second quarter of 2010 and 60.8% in the first quarter of 2011.
Operating Expenses. Total operating expenses for the second quarter of 2011 were RMB439.2 million (US$67.8 million), compared with RMB322.0 million in the second quarter of 2010 and RMB411.1 million in the first quarter of 2011. Operating expenses represented 33.3% of net revenues, compared with 28.9% in the second quarter of 2010 and 32.8% in the first quarter of 2011.

Product development expenses increased 49.8% year-over-year and 3.5% quarter-over-quarter to RMB161.9 million (US$25.0 million) in the second quarter of 2011. The sequential increase in product development expenses was primarily due to an increase in salaries paid to product development employees during the second quarter of 2011. Product development expenses represented 12.3% of net revenues, compared with 9.7% in the second quarter of 2010 and 12.5% in the first quarter of 2011.
Sales and marketing expenses increased 35.7% year-over-year and 10.6% quarter-over-quarter to RMB160.4 million (US$24.8 million) in the second quarter of 2011. The sequential increase was primarily due to the promotion and marketing for newly released games and expansion packs during the quarter. Sales and marketing expenses represented 12.1% of net revenues, compared with 10.6% in the second quarter of 2010 and 11.6% in the first quarter of 2011.
General and administrative expenses increased 22.2% year-over-year and 6.7% quarter-over-quarter to RMB116.9 million (US$18.0 million) in the second quarter of 2011. The sequential increase in general and administrative expenses was primarily due to an increase in share-based compensation in the second quarter of 2011. General and administrative expenses accounted for 8.9% of net revenues, compared with 8.6% in the second quarter of 2010 and 8.7% in the first quarter of 2011.
Share-based compensation was RMB34.0 million (US$5.3 million) in the second quarter of 2011, compared with RMB44.2 million in the second quarter of 2010 and RMB25.7 million in the first quarter of 2011.
Operating Income. Operating income for the second quarter of 2011 was RMB361.5 million (US$55.9 million), an increase of 11.7% from RMB323.6million in the second quarter of 2010 and 3.3% from RMB350.1 million in the first quarter of 2011. Operating margin was 27.4% in the second quarter of 2011, compared with 29.1% in the second quarter of 2010 and 27.9% in the first quarter of 2011.
Government Financial Incentives. Government financial incentives totaled RMB10.4 million (US$1.6 million) in the second quarter of 2011, compared with nil in the second quarter of 2010 and RMB33.2 million in the first quarter of 2011. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.
Income Tax Expense. Income tax expense for the second quarter of 2011 was RMB80.3 million (US$12.4 million), compared with RMB27.5 million in the second quarter of 2010 and RMB84.4 million in the first quarter of 2011.
Net Income Attributable to Ordinary Shareholders. Net income for the second quarter of 2011 was RMB305.2 million (US$47.2 million), compared with RMB304.3 million in the second quarter of 2010 and RMB312.9 million in the first quarter of 2011. Earnings per diluted ADS in the second quarter of 2011 were RMB1.08 (US$0.17), compared with RMB1.06 in the second quarter of 2010 and RMB1.10 in the first quarter of 2011.

Net Cash. In the second quarter of 2011 the Company generated RMB398.7 million (US$61.6 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans, increased from RMB3,187.6 million as of March 31, 2011 to RMB3,517.2 million (US$543.5 million) as of June 30, 2011.
First Half 2011 Unaudited Financial Results
Net Revenues. Net revenues for the first half of 2011 totaled RMB2,573.1 million (US$397.6 million), representing an increase of 14.1% from RMB2,255.9 million in the first half of 2010.
Gross Profit. Gross profit for the first half of 2011 was RMB1,561.9 million (US$241.3 million), an increase of 18.4% from RMB1,319.6 million in the first half of 2010. Gross margin was 60.7%, compared with 58.5% in the first half of 2010.
Operating Income. Operating income for the first half of 2011 was RMB711.7 million (US$110.0 million), an increase of 1.4% from RMB701.7 million in the first half of 2010. Operating margin was 27.6%, compared with 31.1% in the first half of 2010.
Non-GAAP Operating Income. Non-GAAP operating income for the first half of 2011 was RMB852.8 million (US$131.8 million), an increase of 6.1% from RMB803.8 million in the first half of 2010. Non-GAAP operating margin was 33.1%, compared with 35.6% in the first half of 2010.
Net Income Attributable to Ordinary Shareholders. Net income for the first half of 2011 was RMB618.0 million (US$95.5 million), compared with RMB633.3 million in the first half of 2010. Net margin was 24.0%, compared with 28.1% in the first half of 2010. Earnings per diluted ADS were RMB2.18 (US$0.34), compared with RMB2.20 in the first half of 2010.
Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first half of 2011 was RMB738.8 million (US$114.2 million), an increase of 2.1% from RMB723.9 million in the first half 2010. Non-GAAP net margin was 28.7%, compared with 32.1% in the first half of 2010. Non-GAAP earnings per diluted ADS were RMB2.60 (US$0.40), compared with RMB2.52 in the first half of 2010.
Net Cash. In the first half of 2011 the Company generated RMB583.5 million (US$90.2 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans, increased from RMB2,979.4 million as of December 31, 2010 to RMB3,517.2 million (US$543.5 million) as of June 30, 2011.

Recent Business Highlights
On July 4, Softworld began open-beta testing for Shanda Games’ 3D fantasy MMORPG Hades Realm II in Taiwan.
On July 26, Nexon America began open-beta testing for Shanda Games’ 3D action MMORPG Dragon Nest in the U.S.
On August 2, Shanda Games began closed-beta testing for its 3D casual-styled shooting game Bubble Fighter in China.
On August 2, Dragon Nest received “China’s Most Popular Online Game Award,” “Asia Best Design Award” and “Asia Best Technology Award” at the Asia Online Game Awards Ceremony organized by the Hong Kong Game Industry Association in Hong Kong.
On August 17, Shanda Games began open-beta testing for Dragon Nest in Singapore and Malaysia.
On August 18, Shanda Games began unlimited beta testing for its 3D first-person shooting game Sudden Attack in China.
Conference Call and Webcast Notice
Shanda Games will host a conference call at 9:00 a.m. on August 24, 2011 Beijing/Hong Kong time (9:00 p.m. on August 23, 2011 Eastern Time), to discuss its second quarter results.
Dial-in details for the live conference call are as follows:
U.S. Toll Free: 800-299-9086
South China Toll Free / China Telecom: 10800-130-0399
North China Toll Free / China Telecom: 10800-152-1490
South China Toll Free / China Netcom: 10800-852-1490
Hong Kong Toll Free: 800-963-844
U.K. Toll Free: 0808-234-7616
International Toll: +1-617-786-2903
Passcode: 43725073
A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on August 24, 2011 for 7 days.
U.S. Toll Free: 888-286-8010
International Toll: +1-617-801-6888
Passcode: 65247776
A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.4716 to US$1.00 as published by the People’s Bank of China on June 30, 2011. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.
Non-GAAP Financial Measures
In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP per share data.
The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.
Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company, the Company’s strategy to “communitize” its online games, the shift in the Company’s revenues to new games, the introduction of new game titles, the shift in the Company’s titles to a younger game portfolio, the expansion into global market, and the expansion into advanced social games and social mobile games and the future benefits brought by these games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company has licensed to partners globally are not well received by end users in these countries and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.
Contact
For Investors:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com

Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com
For Media:
Pamela Leung
Fleishman-Hillard
Phone: +852-2530-2675
Email: Pamela.Leung@fleishman.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)

	As of Dec 31,	As of Mar 31,	As of June 30,
	2010	2011	2011
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,571.8	2,012.4	1,852.3	286.2
Restricted cash	5.4	4.5	3.1	0.5
Short-term investments	597.6	460.0	1,908.2	294.9
Marketable securities	5.4	6.4	6.0	0.9
Accounts receivable, net of allowance for doubtful accounts	48.4	49.3	50.5	7.8
Accounts receivable due from related parties	389.9	370.0	368.3	56.9
Deferred licensing fees and related costs	44.5	53.4	42.4	6.6
Prepayments and other current assets	132.7	139.3	151.6	23.4
Other receivables due from related parties	531.9	576.5	627.8	97.0
Deferred tax assets	66.9	83.9	81.4	12.6

Total current assets	3,394.5	3,755.7	5,091.6	786.8

Time deposit with maturity over one year	1215.2	1,117.2	137.1	21.2
Investment in affiliated companies	31.5	28.5	27.9	4.3
Property and equipment	195.4	209.8	243.7	37.7
Intangible assets	1,269.7	1,218.1	1,106.6	171.0
Goodwill	486.9	486.9	492.1	76.0
Long-term deposits	62.4	62.7	52.0	8.0
Other long term assets	104.4	365.4	356.1	54.9
Non-current deferred tax assets	19.6	19.6	19.0	3.0

Total assets	6,779.6	7,263.9	7,526.1	1,162.9

LIABILITIES
Current liabilities:
Short-term borrowings	—	—	527.7	81.5
Accounts payable	64.6	69.4	68.0	10.5
Accounts payable due to related parties	65.3	74.4	69.5	10.7
Licensing fees payable	246.0	223.8	170.0	26.3
Taxes payable	146.4	174.9	157.8	24.4
Deferred revenue	233.7	317.4	247.3	38.2

	As of Dec 31,	As of Mar 31,	As of June 30,
	2010	2011	2011
	RMB	RMB	RMB	US$
Other payables and accruals	366.1	326.1	353.0	54.5
Other payables due to related parties	950.7	993.6	486.1	75.2
Deferred tax liabilities	69.7	69.7	44.2	6.8

Total current liabilities	2,142.5	2,249.3	2,123.6	328.1

Long-term liabilities	30.9	51.3	58.8	9.1
Non-current deferred tax liabilities	297.2	287.4	281.6	43.5
Non-current deferred revenue	50.2	46.8	52.4	8.1

Total liabilities	2,520.8	2,634.8	2,516.4	388.8

Redeemable non-controlling interests			14.0	2.2

SHAREHOLDERS’ EQUITY
Ordinary shares	41.4	41.5	41.5	6.4
Additional paid-in capital	1,419.7	1,468.1	1,516.3	234.3
Statutory reserves	141.6	141.6	146.8	22.7
Accumulated other comprehensive loss	(40.8)	(24.7)	(12.5)	(2.0)
Retained earnings	2,458.1	2,755.6	3,038.9	469.6

Total Shanda Games Limited shareholders’ equity	4,020.0	4,382.1	4,731.0	731.0
Non-controlling interests	238.8	247.0	264.7	40.9

Total shareholders’ equity	4,258.8	4,629.1	4,995.7	771.9

Total liabilities and shareholders’ equity	6,779.6	7,263.9	7,526.1	1,162.9

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months period ended,
	June 30,	March 31,
	2010	2011	June 30, 2011
	RMB	RMB	RMB	US$
Net revenues:
MMORPGs revenues	1,001.0	1,092.8	1,165.8	180.1
Advanced casual game revenues	70.1	92.5	81.6	12.6
Other revenues	41.6	67.3	73.1	11.3

Total net revenues	1,112.7	1,252.6	1,320.5	204.0

Cost of revenues	(467.1)	(491.4)	(519.8)	(80.3)

Gross profit	645.6	761.2	800.7	123.7

Operating expenses:
Product development	(108.1)	(156.5)	(161.9)	(25.0)
Sales and marketing	(118.2)	(145.0)	(160.4)	(24.8)
General and administrative	(95.7)	(109.6)	(116.9)	(18.0)

Total operating expenses	(322.0)	(411.1)	(439.2)	(67.8)

Income from operations	323.6	350.1	361.5	55.9
Interest income	16.5	23.6	29.9	4.6
Government financial incentives	—	33.2	10.4	1.6
Other income(expense), net	(3.9)	(6.0)	(12.6)	(2.0)

Income before income tax expenses, equity in affiliated companies, and minority interests	336.2	400.9	389.2	60.1

Income tax expenses	(27.5)	(84.4)	(80.3)	(12.4)
Equity in loss of affiliated companies	(0.6)	(3.0)	1.4	0.2

Net income	308.1	313.5	310.3	47.9
Less: Net income attributable to non-controlling interests	(3.8)	(0.6)	(5.1)	(0.7)

Net income attributable to ordinary shareholders	304.3	312.9	305.2	47.2

Earnings per ordinary share
Basic	0.53	0.55	0.54	0.08
Diluted	0.53	0.55	0.54	0.08

	For the three months period ended,
	June 30,	March 31,
	2010	2011	June 30, 2011
	RMB	RMB	RMB	US$
Earnings per ADS
Basic	1.06	1.10	1.08	0.17
Diluted	1.06	1.10	1.08	0.17

Weighted average ordinary shares outstanding
Basic	570,620,045	568,444,358	569,321,376	569,321,376
Diluted	570,620,045	568,444,358	569,323,614	569,323,614

Weighted average ADS outstanding
Basic	285,310,023	284,222,179	284,660,688	284,660,688
Diluted	285,310,023	284,222,179	284,661,807	284,661,807

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Gross profit	662.8	790.6	830.2	128.3
Intangible assets amortization arising from acquisition	(16.9)	(29.1)	(29.3)	(4.6)
Share-based compensation cost		(0.3)	(0.3)	(0.2)
GAAP Gross profit	645.6	761.2	800.7	123.7

Non-GAAP Operating income	390.3	415.5	437.2	67.6
Intangible assets amortization arising from acquisition	(22.5)	(39.7)	(41.7)	(6.4)
Share-based compensation cost	(44.2)	(25.7)	(34.0)	(5.3)
GAAP Operating income	323.6	350.1	361.5	55.9

Non-GAAP net income attributable to ordinary shareholders	365.3	368.5	370.3	57.3
Intangible assets amortization arising from acquisition	(22.5)	(39.7)	(41.7)	(6.4)
Share-based compensation cost	(44.2)	(25.7)	(34.0)	(5.3)
Income tax effect	5.7	9.8	10.0	1.5
Intangible assets amortization of non-controlling interests			0.6	0.1
GAAP net income attribute to ordinary shareholders	304.3	312.9	305.2	47.2

Non-GAAP diluted earnings per share	0.64	0.65	0.65	0.10
Non-GAAP expense per share	(0.11)	(0.10)	(0.11)	(0.02)

GAAP diluted earnings per share	0.53	0.55	0.54	0.08

Non-GAAP diluted earnings per ADS	1.28	1.30	1.30	0.20
Non-GAAP expense per ADS	(0.22)	(0.20)	(0.22)	(0.03)

GAAP diluted earnings per ADS	1.06	1.10	1.08	0.17

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(16.9)	(29.1)	(29.3)	(4.6)
Product development	(1.0)	(3.2)	(3.2)	(0.5)
Sales and marketing	(1.8)	(3.1)	(3.6)	(0.6)
General and administrative	(2.8)	(4.3)	(5.6)	(0.7)

Total	(22.5)	(39.7)	(41.7)	(6.4)

Supplemental disclosure of Share-based compensation cost included in:

Cost of revenues	(0.3)	(0.3)	(0.2)	—
Product development	(8.4)	(6.7)	(5.7)	(0.9)
Sales and marketing	(0.1)	(0.1)	(0.1)	—
General and administrative	(35.4)	(18.6)	(28.0)	(4.4)

Total	(44.2)	(25.7)	(34.0)	(5.3)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the six months period ended,
	June 30, 2010	June 30, 2011
	RMB	RMB	US$
Net revenues:
MMORPGs revenues	2,005.7	2,258.6	349.0
Advanced casual game revenues	162.4	174.1	26.9
Other revenues	87.8	140.4	21.7

Total net revenues	2,255.9	2,573.1	397.6

Cost of revenues	(936.3)	(1,011.2)	(156.3)

Gross profit	1,319.6	1,561.9	241.3

Operating expenses:
Product development	(212.2)	(318.4)	(49.2)
Sales and marketing	(225.8)	(305.4)	(47.2)
General and administrative	(179.9)	(226.4)	(34.9)

Total operating expenses	(617.9)	(850.2)	(131.3)

Income from operations	701.7	711.7	110.0
Interest income	26.0	53.5	8.3
Government financial incentives	55.5	43.6	6.7
Other income (expense), net	(5.9)	(18.7)	(2.9)

Income before income tax expenses, equity in affiliated companies, and minority interests	777.3	790.1	122.1

Income tax expenses	(137.2)	(164.7)	(25.5)
Equity in loss of affiliated companies	(1.1)	(1.6)	(0.2)

Net income	639.0	623.8	96.4
Less: Net income attributable to non-controlling interests	(5.7)	(5.8)	(0.9)

Net income attributable to ordinary shareholders	633.3	618.0	95.5

Earnings per ordinary share
Basic	1.11	1.09	0.17
Diluted	1.10	1.09	0.17

	For the six months period ended,
	June 30, 2010	June 30, 2011
	RMB	RMB	US$
Earnings per ADS
Basic	2.22	2.18	0.34
Diluted	2.20	2.18	0.34

Weighted average ordinary shares outstanding
Basic	573,036,207	568,885,290	568,885,290
Diluted	573,335,132	568,886,409	568,886,409

Weighted average ADS outstanding
Basic	286,518,104	284,442,645	284,442,645
Diluted	286,667,566	284,443,205	284,443,205

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Gross profit	1,353.8	1,620.8	250.5
Intangible assets amortization arising from acquisition	(33.8)	(58.4)	(9.1)
Share-based compensation cost	(0.4)	(0.5)	(0.1)
GAAP Gross profit	1,319.6	1,561.9	241.3

Non-GAAP Operating income	803.8	852.8	131.8
Intangible assets amortization arising from acquisition	(45.0)	(81.4)	(12.6)
Share-based compensation cost	(57.1)	(59.7)	(9.2)
GAAP Operating income	701.7	711.7	110.0

Non-GAAP net income attributable to ordinary shareholders	723.9	738.8	114.2
Intangible assets amortization arising from acquisition	(45.0)	(81.4)	(12.6)
Share-based compensation cost	(57.1)	(59.7)	(9.2)
Income tax effect	11.5	19.7	3.0
Intangible assets amortization of non-controlling interests		0.6	0.1
GAAP net income attribute to ordinary shareholders	633.3	618.0	95.5

Non-GAAP diluted earnings per share	1.26	1.30	0.20
Non-GAAP expense per share	(0.16)	(0.21)	(0.03)

GAAP diluted earnings per share	1.10	1.09	0.17

Non-GAAP diluted earnings per ADS	2.52	2.60	0.40
Non-GAAP expense per ADS	(0.32)	(0.42)	(0.06)

GAAP diluted earnings per ADS	2.20	2.18	0.34

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(33.8)	(58.4)	(9.1)
Product development	(2.0)	(6.4)	(1.0)
Sales and marketing	(3.6)	(6.7)	(1.0)
General and administrative	(5.6)	(9.9)	(1.5)

Total	(45.0)	(81.4)	(12.6)

Supplemental disclosure of Share-based compensation cost included in:

Cost of revenues	(0.4)	(0.5)	(0.1)
Product development	(17.9)	(12.3)	(1.9)
Sales and marketing	(0.2)	(0.1)	—
General and administrative	(38.6)	(46.8)	(7.2)

Total	(57.1)	(59.7)	(9.2)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)

	For the six months period ended,
	June 30, 2011
	RMB	US$
Cash flows from operating activities:
Net income	618.0	95.5
Adjustments for:
Share-based compensation expenses	59.8	9.2
Depreciation and amortization	173.0	26.7
Others	(4.2)	(0.7)
Changes in assets and liabilities, net of acquisitions:
Prepayments and licensing fee and royalty	(278.9)	(43.1)
Others	15.8	2.6

Net cash provided by operating activities	583.5	90.2

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(82.7)	(12.8)
Acquisition (net of cash acquired) and equity investment	(10.5)	(1.6)
Others	(320.9)	(49.6)

Net cash used in investing activities	(414.1)	(64.0)

Cash flows from financing activities:
Net cash (used in) / provided by financing activities	107.5	16.6

Effect of exchange rate changes on cash	3.6	0.5

Net increase in cash and cash equivalents	280.5	43.3
Cash and cash equivalents, beginning of period	1,571.8	242.9

Cash and cash equivalents, end of period	1,852.3	286.2